Tutor Perini Corporation

15901 Olden Street

Sylmar, CA 91342

Tel: 818/362-8391 Fax: 818/367-5379

August 4, 2017

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street,  N.E.

Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017
Definitive Proxy Statement Filed April 13, 2017
File No. 001-06314

Dear Mr. Cash:

Set forth below is the response of Tutor Perini Corporation (the “Company”) to the letter dated August 4, 2017 providing further comment of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Definitive Proxy Statement filed on April 13, 2017.

For ease of reference, the Staff’s comment is reproduced below in bold font and followed by the Company’s response thereto.

Definitive Proxy Statement filed April 13, 2017

Compensation Discussion and Analysis, page 26

General

1.  Your response to comment 3 of our letter dated July 6, 2017 appears to be inconsistent with your disclosure on page 31 of your proxy statement. In future filings, please clarify that you intend to pay the remaining $1.25 million of $5 million succession planning bonus.

Response:

In future filings, the Company will clarify that it intends to pay the remaining $1.25 million of Mr. Tutor’s $5 million succession planning bonus when earned, unless the remaining payment has already been made prior to such filing, in which case the Company will disclose the payment and the basis for the payment.

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley

Gary G.  Smalley

Executive Vice President and Chief Financial Officer